Exhibit 99.1

NXT ENERGY SOLUTIONS INC. ANNOUNCES SALE AND
LEASEBACK TRANSACTION

CALGARY, ALBERTA, March 27th, 2017 - NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX:SFD; OTC QB:NSFDF) is pleased to announce that it has entered into a sale and leaseback transaction with a Calgary based international aircraft service provider ("the Lessor") whereby the Lessor will purchase NXT's Cessna Citation aircraft for US $2,300,000 (approximately $2,700,000 Canadian dollars after costs) and the aircraft will remain dedicated to NXT over the next 5 years.   A financing condition in respect to the transaction was satisfied on March 23rd, 2017.

The aircraft was originally purchased by NXT in 2015 for US $2,000,000.  The transfer is expected to be completed in April, 2017 and will provide NXT with additional working capital as the Company finalizes contracts for its proprietary SFD® exploration technology.

George Liszicasz, President and CEO of NXT Energy Solutions Inc. noted: "the sale and leaseback will provide NXT with cash reserves for upcoming projects.  NXT is entering a period where the Company has many opportunities with National Oil Companies and with senior diversified oil and gas companies with team members in place to deliver quality services efficiently ."
For further information about NXT, please contact NXT's Head office at nxt_info@nxtenergy.com
NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.
For further information, please contact:
Bev Stewart	Kin Communications
V-P Finance & CFO	Investor Relations
NXT Energy Solutions Inc.	1-866-684-6730 / 604-684-6730
403-206-0807	sfd@kincommunications.com
Nxt_info@nxtenergy.com
www.nxtenergy.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the OTC QB Markets accept responsibility for the adequacy or accuracy of this release.